SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)*

                         Allstate Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   020011102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Noah Klarish, Esq., Noah Klarish & Assoc.,
                P.C., 1 World Trade Ctr., 85th Fl., NY, NY 10048
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 14, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020011102               SCHEDULE 13D                 Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      C.C. Partners, 75-2271027
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        19,077 shares exercisable upon conversion of debt
                        securities.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               19,077 shares exercisable upon conversion of debt
    WITH                securities.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,077 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .001
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

            This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Allstate Financial Corporation, a Virginia corporation (the "Issuer"). The Issuer maintains its principal executive office at 2700 South Quincy Street, Suite 540, Arlington, Virginia 22206.

Item 2.     Identity and Background.

            (a) This statement is filed by (i) C. C. Partners Ltd., a Texas limited partnership (the "C. C. Partnership") with respect to shares of the Issuer's Common Stock held by it, and (ii) Raffles Associates, L.P., a Delaware limited partnership (the "Raffles Partnership") with respect to shares of the Issuer's Common Stock held by it. The C. C. Partnership and the Raffles Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

            (b) The Reporting Person filed an initial Schedule 13D for an event of November 13, 1998 and an Amendment No. 1 for an event of June 24, 1999 (the "Prior Schedules"). Except to the extent set forth in this Amendment, the information in the Prior Schedules remains unchanged.

Item 3.     Source and Amount of Funds or Other Consideration.

            The Reporting Person beneficially owns less than 5% of any class of equity securities of the Issuer and is therefore at this time terminating its reporting obligations under Section 13 (d) of the Securities and Exchange Act of 1934.

Item 4.     Purpose of Transaction.

            The Reporting Person beneficially owns less than 5% of any class of equity securities of the Issuer and is therefore at this time terminating its reporting obligations under Section 13 (d) of the Securities and Exchange Act of 1934.

Item 5.     Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 2,324,216 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 30, 1999) directly beneficially owned by each Reporting Person is as follows:

                                                     Percentage of
Name                        Number of Shares       Outstanding Shares
----                        ----------------       ------------------
C. C. Partnership                19,077                  .001%

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 1999


                                     C. C. PARTNERS LTD.

                                     By:    /s/ R. Cromwell Coulson
                                         ---------------------------------------
                                         R. Cromwell Coulson, General Partner


                                     RAFFLES ASSOCIATES, L.P.

                                     By:   /s/ Paul H. O'Leary
                                         ---------------------------------------
                                         Paul H. O'Leary, General Partner

                                                                      APPENDIX 1

                 TRANSACTIONS IN ALLSTATE FINANCIAL CORPORATION
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

            All transactions were open market sales and the commissions are included in the price of the shares.

C. C. Partnership

                No. of
    Trade       Shares      Price Per      Proceeds of
    Date         Sold         Share           Sale
    ----         ----         -----           ----

  8/31/99        3,000        $1.09          $ 3,269
  9/14/99      105,100        $0.50           52,550
               -------                       -------

               108,100                       $55,819

Raffles Partnership

                No. of
    Trade       Shares      Price Per      Proceeds of
    Date         Sold         Share           Sale
    ----         ----         -----           ----

  8/26/99        4,500        $1.09          $ 4,905
  9/14/99          500        $0.50              250
               -------                       -------

                 5,000                       $ 5,155